EXHIBIT 12.1
Visteon Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income/(loss) before income taxes, minority interest, discontinued operations and change in accounting	$(285)	$(89)	$(165)	$(540)	$(1,055)
Earnings of non-consolidated affiliates	(47)	(33)	(25)	(45)	(55)
Cash dividends received from non-consolidated affiliates	71	24	48	42	35
Fixed charges	249	212	185	140	126
Amortization of capitalized interest, net of interest capitalized	6	6	4	1	3

Earnings	$(6)	$120	$47	$(402)	$(946)

Fixed Charges
Interest and related charges on debt	$226	$190	$158	$109	$97
Portion of rental expense representative of the interest factor	27	23	27	31	29

Fixed charges	$253	$213	$185	$140	$126

Ratios
Ratio of earnings to fixed charges*	N/A	N/A	N/A	N/A	N/A

*	For the year ended December 31, 2007, 2006, 2005, 2004, and 2003,

fixed charges exceed earnings by $259 million, $93 million, $138 million,

$542 million and $1,072 million, respectively, resulting in a ratio of less than one.